Exhibit 99

NEWS RELEASE

SHAW ANNOUNCES CLOSING OF C$500 MILLION SENIOR NOTES OFFERING

Calgary, Alberta (April 22, 2020) – Shaw Communications Inc. (“Shaw” or the “Corporation”) announced today that it has closed its offering of C$500 million principal amount of 2.90% senior notes due December 9, 2030 (the “Notes”).

The Notes were made available in Canada under Shaw’s previously filed shelf prospectus pursuant to an agency agreement with TD Securities Inc. and CIBC World Markets Inc. acting as joint bookrunners. Shaw filed a prospectus supplement on April 20, 2020, a copy of which is available at www.sedar.com. The net proceeds of this offering will be used for working capital and general corporate purposes, which may include the repayment of outstanding indebtedness of the Corporation. Pending any such use of net proceeds, the Corporation may invest the net proceeds in bank deposits and short-term marketable securities.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include but are not limited to the use of net proceeds from the offering. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances. It is possible that one or more of these assumptions will not prove to be accurate. The forward-looking statements herein are subject to risks, including risks associated with capital and debt markets, and other risks as set forth in the base shelf prospectus and prospectus supplement referenced above, including the documents incorporated by reference therein. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca